Exhibit 12.1

SVB Financial Group

Ratio of Earnings to Fixed Charges

(Dollar in Thousands)

	Nine Months Ended September 30,	Year Ended December 31,
	2014	2013	2012	2011	2010	2009
Excluding Interest on Deposits
Income before income tax expense	$479,538	$685,177	$363,082	$401,880	$198,219	$45,847
Net (income) loss attributable to noncontrolling interest	(131,460)	(330,266)	(74,710)	(110,891)	(41,866)	37,370
Income from equity investees	(7,548)	(15,124)	(14,936)	(10,204)	(7,935)	(3,191)
Fixed charges	22,158	28,375	28,817	34,034	32,443	31,084

Total earnings	$362,688	$368,162	$302,253	$314,819	$180,861	$111,110

Fixed charges:
Interest expense	$17,400	$23,149	$24,194	$30,249	$28,818	$27,730
Estimated interest component of rental expense*	4,758	5,226	4,623	3,785	3,625	3,354

Total fixed charges	$22,158	$28,375	$28,817	$34,034	$32,443	$31,084

Ratio of earnings to fixed charges	16.37	12.97	10.49	9.25	5.57	3.57

Including Interest on Deposits
Income before income tax expense	$479,538	$685,177	$363,082	$401,880	$198,219	$45,847
Net (income) attributable to noncontrolling interests	(131,460)	(330,266)	(74,710)	(110,891)	(41,866)	37,370
Income from equity investees	(7,548)	(15,124)	(14,936)	(10,204)	(7,935)	(3,191)
Fixed charges	31,091	37,503	35,477	42,896	47,221	52,430

Total earnings	$371,621	$377,290	$308,913	$323,681	$195,639	$132,456

Fixed charges:
Interest expense	$26,333	$32,277	$30,854	$39,111	$43,596	$49,076
Estimated interest component of rental expense*	4,758	5,226	4,623	3,785	3,625	3,354

Total fixed charges	$31,091	$37,503	$35,477	$42,896	$47,221	$52,430

Ratio of earnings to fixed charges	11.95	10.06	8.71	7.55	4.14	2.53

*	Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.